

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2020

Leandro Garcia
Chief Executive Officer
Buenaventura Mining Company Inc.
Las Begonia S 415 Floor 19
San Isidro, Lima 27, Peru

      Re: Buenaventura Mining Company Inc.
           Form 20-F for the Fiscal Year ended December 31, 2019
           Filed April 10, 2020
           File No. 001-14370

Dear Mr. Garcia:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Energy & Transportation

cc: Marcelo Mottesi - External Counsel